EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

NAME	PERCENT OF OWNERSHIP	JURISDICTION OF ORGANIZATION
AmeriServ Financial Bank 216 Franklin Street P.O. Box 520 Johnstown, PA 15907-0520	100%	Commonwealth of Pennsylvania

AmeriServ Life Insurance Company 101 N. First Avenue #2460 Phoenix, AZ 85003	100%	State of Arizona

AmeriServ Trust and Financial Services Company 216 Franklin Street P.O. Box 520 Johnstown, PA 15907-0520	100%	Commonwealth of Pennsylvania